Griffin Land & Nurseries, Inc.
90 Salmon Brook Street
Granby, CT 06035
(860) 653-4541 Phone
(860) 653-2919 Fax

August 13, 2010

VIA EDGAR AND FAX

John Reynolds
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Griffin Land & Nurseries, Inc. (“Griffin” or “Company”) File No. 1-12879
Form 10-K for the fiscal year ended November 28, 2009 (the “Form 10-K”) (Filed February 10, 2010)

Dear Mr. Reynolds:

We are writing in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) in your letter dated August 11, 2010 to Frederick M. Danziger.  The comments are repeated below, followed by Griffin’s response.

Comment

We reissue comment one from our letter dated July 21, 2010.  We note that exhibit 10.36 has not been filed in its entirety in the Form 10-Q for the quarter ended May 29, 2010, filed July 7, 2010. Specifically, it is still missing Exhibits E and M.  Please confirm that you will file in your next periodic report the exhibits in their entirety as required by Item 601(b)(10) of Regulation S-K.

Response

The Company will file Exhibit 10.36 in its entirety, including Exhibits E and M to such exhibit, in its next periodic report.

Comment

We note your response to comment two from our letter dated July 21, 2010. You refer to Exhibit 10.46 rather than Exhibit 10.42. Please confirm that you will file Exhibit 10.42 in its entirety in your next periodic report.

Response

The Company will file Exhibit 10.42 in its entirety in its next periodic report.

Griffin acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff wishes to discuss this response, please call the Company’s counsel, John Giouroukakis of Latham & Watkins LLP, at (212) 906-1754.

Sincerely,

/s/ Anthony J. Galici
Anthony J. Galici
Vice President, Chief Financial Officer and Secretary

cc:	J. McGuirk – SEC
P. Howell – SEC
J. Giouroukakis - Latham